FORM 4/Amendment
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                               Cooke, Ronald Terry
                                                                       181 Whitehall Drive
                                                                       Markham, Ontario
                                                                       Canada L3R 9T1
2. Issuer Name and Ticker or Trading Symbol:                           Power Interactive Media, Inc. "PIAM"
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year:                                           06/2001
5. If Amendment, Date of Original:                                     6/26/01
6. Relation of Reporting Person to Issuer                              X Director: Chairman
                                                                       X 10% owner
                                                                       X Officer (Title): President
                                                                       _ Other (Specify)

                           X Filed by One Reporting Person.
                           _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                    common            common stock           common stock
                                                         stock
2. Transaction Date:                                                                              06/2001
3. Transaction Code                                                                               S
4. Securities Acquired (A) or Disposed (D):
                              Amount:                                                             79,451
                              A or D:                                                             D
                              Price:

5. Amount of Securities  Beneficially owned at end       541,700(1)        1,103,146(1)           40,549(1)
   of Month:
6. Ownership Form: Direct (D) or Indirect (I):           D                 I                      I
7. Nature of Indirect Beneficial Ownership:              N/A               Cooke                  Team Power
                                                                           Enterprises, Inc.      Enterprises, Inc.

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                 Option                  Option                 Option

2. Date Exercisable and Expiration Date:          7/1/01, 7/1/06          7/1/02, 7/1/07         7/1/03, 7/1/08
3. Title and Amount of Underlying Securities:     100,000 shares          100,000 shares         100,000 shares
                                                  common stock            common stock           common stock
4. Conversion or Exercise Price of Derivative     $1.00                   $1.00                  $1.00
   Securities:
5. Ownership of Derivative Securities;            D                       D                      D
Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:       N/A                     N/A                    N/A


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                 Option                  Option

2. Date Exercisable and Expiration Date:          7/1/04, 7/1/09          7/1/05, 7/1/10
3. Title and Amount of Underlying Securities:     100,000 shares          100,000 shares
                                                  common stock            common stock
4. Conversion or Exercise Price of Derivative     $1.00                   $1.00
   Securities:
5. Ownership of Derivative Securities;            D                       D
Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:       N/A                     N/A

EXPLANATION OF RESPONSES:

(1) Team Power Enterprises, Inc., of which Ronald Terry Cooke is a beneficial owner, sold 79,451 shares in the month of June 2001 in the open market.





/s/ Ronald Terry Cooke
---------------------------------
Ronald Terry Cooke
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).